DD
2/20/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

13010301

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE**

OMB APPROVAL
MB Number   3235-0123
Expires   April 30, 2013
Estimated average burden
Hours per response   12.00

SEC FILE NUMBER
8 – 41953

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

FARINA & ASSOCIATES, INC.   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

40 Wall Street, c/o Accounting and Compliance International

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Krim   212-668-8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAsLLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

DD
2/22/13

OATH OR AFFIRMATION

I, *VINCENT FARINA*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *FARINA & ASSOCIATES, INC.* as of *Dec 31, 2012*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

Title

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FARINA & ASSOCIATES INC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FARINA & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 34,131
Due from broker	231,247
Commissions receivable	103,501
Office equipment, net of accumulated depreciation of $107,031 (Note 2(d))	6,591
Other assets	37,015
Total assets	$ 412,485

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Bank loan payable	$ 59,866
Accounts payable and accrued expenses	114,652
Due to related party (Note 3)	103,861
Total liabilities	278,379

Commitments and Contingencies (Notes 4 and 5)

Stockholders' equity (Note 6)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	$ 30,000
Additional paid in capital	195,000
Retained earnings	(90,894)
Total stockholders' equity	134,106
Total liabilities and stockholders' equity	$ 412,485

The accompanying notes are an integral part of this statement

FARINA & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

Note 1 -   **Nature of Business**

Farina & Associates, Inc. (The "Company") is a New York corporation formed
in 1989, for the purpose of conducting business on the floor of the New York
Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the
Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2) (ii)of Rule 15c3-3 of the
Securities and Exchange Commission and, accordingly, is exempt from the remaining
provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that
the Company clears all transactions on behalf of customers on a fully disclosed basis with a
clearing broker/dealer, and promptly transmits all customer funds and securities to the
clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the
customers and maintains and preserves all related books and records as are customarily kept
by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

  a)   **Revenue Recognition**
Securities transactions (and the recognition of related income and expenses) are recorded on
a trade date basis. Commission income and related income and expense are recorded on a
settlement date basis. There is no material difference between settlement date and trade date.

  b)   **Income Taxes**
The Company has elected to be treated as an "S" Corporation under the provisions of the
Internal Revenue Code and New York State tax regulations. Under the provisions, the Company
does not pay federal or state corporate income taxes on its taxable income. Instead, the
stockholder is liable for individual income taxes on his respective share of the Company's
taxable income. The Company continues to pay New York City general corporation taxes.

  c)   **Cash and Cash Equivalents**
The Company considers demand deposited money market funds to be cash equivalents.
The Company maintains cash in bank account which, at times may exceed federally insured
limits or where no insurance is provided. The Company has not experienced any losses in such
accounts and does not believe it is exposed to any significant credit risk on cash and cash
equivalents.

  d)   **Equipment**
Equipment is carried at cost and is depreciated over a useful life of five years using
accelerated methods.

e)   Use of Estimates

Management uses estimates and assumptions in preparing financial statements.
Those estimates and assumptions affect the reported amounts of assets and liabilities,
and the reported amounts of revenues and expenses.

f)   Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2013
and February 1, 2013, which is the date the financial statements were available to be issued,
for possible disclosure and recognition in the financial statements.

Note 3 -   Due to Related Party

The Company was advanced funds by its 100% stockholder. The amount due is on demand
and does not bear interest.

Note 4 -   Commitments and Contingencies

Office Lease

The Company is obligated under the terms of a sublease expiring March 31, 2014.
The future annual rental commitment is as follows:

Year	Amount
2013	$ 61,113
2014	15,278

Beginning November 1, 2012, the Company has subleased the office for $4,500 per month
under an agreement expiring March 30, 2014. Such sublease income has been netted against
rrent expense.

Line of Credit

The Company has established a revolving line of credit totaling $150,000. Interest is
calculated at the bank's prime plus 1.25%, and at December 31, 2012 was 4.50%.
As of December 31, 2012, $59,866 has been drawn upon by the Company.
The line of credit is collateralized by assets of the Company, and matures May 3, 2013.

Note 5 -   **Financial Statements with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had Net Capital of $61,930 which was $43,372 in excess of its required net capital of $18,559. The Company's net capital ratio was 449.50%.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Farina & Associates, Inc.
c/o Accounting and Compliance International
40 Wall Street, 17th Floor
New York, NY 10005

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Farina & Associates, Inc., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free if material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Farina & Associates, Inc., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 1, 2013